EXHIBIT 1

AGREEMENT

This Agreement dated this 27th day of June, 2012 (this “Agreement”), is made by and among Discovery Equity Partners, L.P., an Illinois limited partnership (“Discovery Equity Partners”), and Anaren, Inc., a New York corporation (the “Company”).

WHEREAS, the Company intends to file a proxy statement on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) setting forth its intent to solicit proxies for use at the Company’s 2012 annual meeting of stockholders (the “Annual Meeting”);

WHEREAS, Discovery Equity Partners by letter dated May 16, 2012 and pursuant to Rule 14a-8 (“Rule 14a-8”) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), submitted a shareholder proposal recommending that the Board of Directors amend the Company’s by-laws to provide that director nominees shall be elected by the affirmative vote of a majority of votes cast at an annual meeting of shareholders (the “Shareholder Proposal”).

WHEREAS, the Company has requested that Discovery Equity Partners make certain changes to the Supporting Statement included in the Shareholder Proposal, which Discovery Equity Partners has agreed to do, and in consideration thereof, the Company has agreed to include the Shareholder Proposal in the Proxy Statement and to state that the Board of Directors of the Company (the “Board”) has determined not to oppose or support the Shareholder Proposal or to provide a voting recommendation to shareholders of the Company;

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, hereby agree as follows

Section 1.               Inclusion of Shareholder Proposal in Proxy Statement; Recommendation; Proxy Statement; Presentation of Shareholder Proposal at Annual Meeting.

(a)           The Board shall include the Shareholder Proposal, in the form attached hereto as Exhibit A, in the Proxy Statement for the Annual Meeting and shall provide for voting on the Shareholder Proposal on the proxy card provided to shareholders in connection with the Annual Meeting and by means of any telephonic or electronic voting system used by the Company in connection with the Annual Meeting, in each case in the same manner as if the Shareholder Proposal were being included therein or thereon pursuant to Rule 14a-8.

(b)           The Board’s statement in response to the Shareholder Proposal shall read as follows:

The Company’s Board of Directors has considered the Proposal set forth above recommending that the Board amend the Company’s by-laws to provide that director nominees shall be elected by the affirmative vote of a majority of votes cast at an annual meeting of shareholders, and has determined to neither oppose nor support the Proposal, nor to provide a voting recommendation to shareholders.  The Proposal is advisory in nature and would act as a recommendation to the Board if approved by shareholders.

Shareholders should be aware that approval of the Proposal would not necessarily result in the Board amending the by-laws to require majority voting for directors.  If shareholders vote in favor of the Proposal, the Board, consistent with its fiduciary duties, will consider such vote and such other matters as the Board deems relevant in determining whether to amend the Company’s by-laws to require majority voting for directors.

TO THE EXTENT A PROXY DOES NOT CONTAIN VOTING INSTRUCTIONS WITH RESPECT TO THE PROPOSAL, THE SHARES REPRESENTED BY THE PROXY (OTHER THAN BROKER NON-VOTES) WILL BE VOTED “ABSTAIN” ON THE PROPOSAL.

(c)           The Company shall prepare and file with the SEC under the Exchange Act a definitive proxy statement, in each case that gives effect to the foregoing.

(d)           Notwithstanding the requirements of Rule 14a-8, Discovery Equity Partners will not be required to itself, or by a qualified representative, present the Shareholder Proposal at the Annual Meeting and the Company will cause the Chairperson of the Annual Meeting to present the Shareholder Proposal at the Annual Meeting.

Section 2.              Representations and Warranties.

(a)	Discovery Equity Partners represents and warrants as follows:

(i)           Discovery Equity Partners has the power and authority to execute, deliver, and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby and thereby.

(ii)           This Agreement has been duly and validly authorized, executed, and delivered by Discovery Equity Partners, constitutes a valid and binding obligation and agreement of Discovery Equity Partners, and is enforceable against Discovery Equity Partners in accordance with its terms.

(b)	The Company represents and warrants as follows:

(i)           The Company has the power and authority to execute, deliver, and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii)           This Agreement has been duly and validly authorized, executed, and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms.

Section 3.              Specific Performance.  Each of Discovery Equity Partners, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that such injury would not be adequately compensable in damages.  It is accordingly agreed that Discovery Equity Partners, on the one hand, and the Company, on the other hand, shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity, and each party further agrees to waive any requirement for the security or posting of any bond in connection with such remedy.

Section 4.              No Waiver.  Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 5.              Successors and Assigns; Assignment.  All the terms and provisions of this Agreement shall inure to the benefit of, and shall be enforceable by, the successors and assigns of each of the parties hereto.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

Section 6.              Entire Agreement; Amendments; Interpretation and Construction.

(a)           This Agreement contains the entire understanding of the parties with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants, or other undertakings among the parties with respect to the subject matter of this Agreement other than those expressly set forth in this Agreement.

(b)           This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or permitted assigns.

(c)           Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel.

Section 7.              Headings.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.              Notices.  All notices, demands, and other communications to be given or delivered under, or by reason of, the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) upon sending (on the date sent if a business day, or if not sent on a business day, the first business day thereafter) if sent by facsimile to the facsimile number below, with electronic confirmation of sending, provided, however, that in each case notice by facsimile shall be deemed to have been given only if a copy is sent within one business day thereafter by registered mail, return receipt requested, in each case to the appropriate mailing addresses set forth below, (c) one (1) business day after being sent by a nationally recognized overnight carrier to the addresses set forth below, or (d) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

If to Discovery Equity Partners, to:

Discovery Equity Partners, L.P.
c/o Discovery Group I, LLC
191 North Wacker Drive, Suite 1685
Chicago, Illinois 60606
Attention: Michael R. Murphy
Facsimile: 312-332-7927

If to the Company, to:

Anaren, Inc.
6635 Kirkville Road
East Syracuse, NY 13057
Attention: [David M. Ferrara]
Facsimile: [315-432-8328]

in each case, or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 9.              Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without reference to the conflict of laws principles thereof.

Section 10.            Consent to Jurisdiction.  The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of Delaware located in Wilmington, Delaware for any action, suit, or proceeding arising out of or relating to this Agreement.  The parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit, or proceeding arising out of or relating to this Agreement in such courts and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit, or proceeding brought in any such court has been brought in an inconvenient forum.

Section 11.            Counterparts.  This Agreement may be executed in counterparts and may be exchanged by PDF or facsimile, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

Section 12.            Severability.  If any provision of this Agreement or the application thereof to a party or circumstance is determined by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions hereof, or the application of such provision to such party or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired, or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such an occurrence, the parties shall negotiate in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 13.  No Third Party Beneficiaries.  This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other person or entity.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

DISCOVERY EQUITY PARTNERS, L.P.

By:	Discovery Group I, LLC
its general partner

By:	/s/ Michael R. Murphy
Name:	Michael R. Murphy
Title:	Managing Member

ANAREN, INC.

By:	/s/ David M. Ferrara
Name:	David M. Ferrara
Title:	Secretary and General Counsel

EXHIBIT A

RESOLVED, the Shareholders of Discovery Equity Partners hereby request that the Board of Directors amend Anaren’s by-laws to provide that director nominees shall be elected by the affirmative vote of a majority of votes cast at an annual meeting of shareholders.

Supporting Statement:

Discovery Group, the general partner of Discovery Equity Partners, is an institutional investor focused on small public companies.  We have significant experience investing in the defense and commercial electronics components sector.  As a large shareholder in Anaren, we have met with management to discuss the company’s strategy.  We are impressed with Anaren’s operations and prospects for the future.  However, we are concerned about aspects of Anaren’s corporate governance that, we believe, disenfranchise shareholders, shield directors from accountability, and ultimately undermine the Board’s ability to maximize shareholder value.

Anaren currently suffers from governance provisions that provide undue protection to current directors.  Among the entrenchment enabling features are a classified board and a poison pill that was adopted without a shareholder vote.  As a first step to rectify these governance short-comings, we are submitting this “majority voting” proposal so that Anaren’s shareholders can change the composition of the Board without the requirement of running an alternate slate of nominees.

Anaren’s by-laws currently allow directors to be elected with the affirmative vote of a plurality of the votes cast at an annual meeting.  This means that in an uncontested election, shareholder votes regarding directors have no real meaning.  Even if a majority of shareholders vote against a nominee, the nominee is still elected so long as he receives at least one affirmative vote.  Under our majority voting proposal, a nominee must receive a supporting vote from a majority of the votes cast to be elected to the Board.  Directors that do not receive a majority are required to resign.

A majority voting requirement is a clear trend in good corporate governance.  Over 75% of the companies in the S&P 500 have adopted some type of majority voting provision, that percentage continues to rise, and majority voting is typically supported by major proxy advisory firms.

By voting FOR this proposal you will notify the Board that Anaren’s shareholders want to change a poor governance structure that insulates legacy directors from shareholder objections.  You will bring sharp focus to each director’s actions since by-laws with “majority voting” provide shareholders with real power.  At Annual Meetings shareholders will be able to i) retain directors that seek to increase shareholder value and pursue all appropriate structural, financial, and strategic alternatives and ii) replace those that are not advancing shareholders’ objectives.